Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-18 of this exhibit concerning TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE with respect to the first quarter 2022 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of March 31, 2022, unaudited statements of income, comprehensive income, cash flow and business segment information for the first quarter 2022 and unaudited consolidated statements of changes in shareholders’ equity for the first quarter 2022 on pages 20 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2022.

A.	KEY FIGURES

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Sales	68,606	60,348	+14%	43,737	+57%
Adjusted EBITDA[1]	17,424	14,285	+22%	8,170	x2.1
Adjusted net operating income[2] from business segments	9,458	7,316	+29%	3,487	x2.7
Exploration & Production	5,015	3,525	+42%	1,975	x2.5
Integrated Gas, Renewables & Power	3,051	2,759	+11%	985	x3.1
Refining & Chemicals	1,120	553	x2	243	x4.6
Marketing & Services	272	479	-43%	284	-4%
Net income (loss) from equity affiliates	43	1,860	-98%	881	-95%
Fully-diluted earnings per share ($)	1.85	2.17	-15%	1.23	+50%
Fully-diluted weighted-average shares (millions)	2,614	2,644	-1%	2,645	-1%
Net income (TotalEnergies share)	4,944	5,837	-15%	3,344	+48%
Organic investments[3]	1,981	4,681	-58%	2,379	-17%
Net acquisitions[4]	922	(396)	ns	1,590	-42%
Net investments[5]	2,903	4,285	-32%	3,969	-27%
Cash flow from operating activities[6]	7,617	11,621	-34%	5,598	+36%
Of which:
(increase) decrease in working capital	(4,923)	2,232	ns	(819)	ns
financial charges	(369)	(398)	ns	(384)	ns

1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. For further detail, refer to the table “Reconciliation of Net Income (Totalenergies Share) to Adjusted EBITDA” on page 16 of this exhibit.

2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of Business Segment Results” below for further details.

3	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

4	“Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests (see page 17).

5	“Net investments” = organic investments + net acquisitions (see “Investments – Divestments’” on page 17).

6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 17 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Brent ($/b)	102.2	79.8	+28%	61.1	+67%
Henry Hub ($/Mbtu)	4.6	4.8	-5%	2.7	+69%
NBP** ($/Mbtu)	32.3	32.8	-2%	6.8	x4.8
JKM*** ($/Mbtu)	31.1	35.0	-11%	10.0	x3.1
Average price of liquids ($/b) Consolidated subsidiaries	90.1	72.6	+24%	56.4	+60%
Average price of gas ($/Mbtu) Consolidated subsidiaries	12.27	11.38	+8%	4.06	x3
Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	13.60	13.12	+4%	6.08	x2.2
Variable cost margin – Refining Europe, VCM ($/t)****	46.3	16.7	x2.8	5.3	x8.7

 * The indicators are shown on page 19.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

**** This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

The average LNG selling price at $13.60/Mbtu is up 4% this quarter compared to the previous quarter, benefiting on a lagged basis from the increase in oil and gas indexes on long-term contracts as well as high spot gas prices in the quarter.

Greenhouse gas emissions (GHG)1

GHG emissions (MtCO2e)	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Scope 1+2 from operated facilities[2]	9.6	9.9	-3%	9.2*	+5%
Scope 1+2 – equity share	14.0	-	-	-	-
Scope 3 Oil & Gas Worldwide[3]	98*	108*	-9%	98*	-
of which Scope 3 Oil Worldwide[4]	66*	75*	-12%	69*	-4%
Scope 1+2+3 in Europe[5]	66*	69*	-4%	64*	+3%
of which Scope 3 in Europe	60*	63*	-4%	58*	+3%

Estimated 1Q22 emissions.

* Excluding Covid effect.

1  The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.

2  Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in TotalEnergies’ 2021 Form 20-F filed on March 25, 2022) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

3   TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021 and 2022, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C customers (higher than or equivalent to marketable gas production).

4  Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products (including biofuels).

5  Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

Methane emissions (ktCH4)	1Q22	4Q21	1Q22	1Q21	1Q22
			vs		vs
			4Q21		1Q21
Methane emissions from operated facilities	10	12	-17%	13	-23%

Methane emissions - equity share	12	-	-	-	-

Estimated 1Q22 emissions. Equity share quarterly 2021 data is not available.

Production*

Hydrocarbon production	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Hydrocarbon production (kboe/d)	2,843	2,852	-	2,863	-1%
Oil (including bitumen) (kb/d)	1,305	1,278	+2%	1,272	+3%
Gas (including condensates and associated NGL) (kboe/d)	1,538	1,574	-2%	1,591	-3%

Hydrocarbon production	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Hydrocarbon production (kboe/d)	2,843	2,852	-	2,863	-1%
Liquids (kb/d)	1,527	1,509	+1%	1,508	+1%
Gas (Mcf/d)	7,162	7,328	-2%	7,400	-3%

*   TotalEnergies production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,843 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2022, down 1% year-on-year, comprised of:

●	+2% due to the start-up and ramp-up of projects, including the CLOV Phase 2 and Zinia Phase 2 projects in Angola, as well as Iara in Brazil,
●	+2% due to the increase in production quotas of OPEC+ countries,
●	-2% due to portfolio effect, in particular related to the end of the Qatargas 1 operating license and the Utica asset sale in the United States,
●	-1% due to the price effect,
●	-2% due to natural decline of fields.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 25 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied Natural Gas (LNG) and electricity

Hydrocarbon production for LNG	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
iGRP (kboe/d)	492	562	-13%	518	-5%
Liquids (kb/d)	60	68	-11%	64	-5%
Gas (Mcf/d)	2,349	2,697	-13%	2,476	-5%

Liquefied Natural Gas in Mt	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Overall LNG sales	13.3	11.6	+15%	9.9	+34%
including sales from equity production*	4.4	4.6	-4%	4.4	+2%
including sales by TotalEnergies from equity production and third party purchases	11.9	10.1	+18%	7.9	+51%

* TotalEnergies’ equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the first quarter 2022 is down 5% year-on-year, mainly due to the end of the Qatargas 1 operating license.

Total LNG sales in the first quarter 2022 are up 34% year-on-year, supported by strong European LNG demand.

Renewables & Electricity	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Portfolio of renewable power generation gross capacity (GW) (1),(2)	46.8	43.0	+9%	40.2	+16%
o/w installed capacity	10.7	10.3	+4%	7.8	+37%
o/w capacity in construction	6.1	6.5	-7%	5.1	+19%
o/w capacity in development	30.1	26.2	+15%	27.3	+10%
Gross renewables capacity with PPA (GW) (1),(2)	26.8	28.0	-4%	21.2	+26%
Portfolio of renewable power generation net capacity (GW) (1),(2)	34.4	31.7	+8%	30.1	+14%
o/w installed capacity	5.4	5.1	+6%	3.8	+45%
o/w capacity in construction	4.2	4.6	-9%	3.1	+33%
o/w capacity in development	24.8	22.0	+13%	23.2	+7%
Net power production (TWh) (3)	7.6	6.7	+14%	4.7	+61%
incl. power production from renewables	2.2	1.9	+18%	1.6	+43%
Clients power - BtB and BtC (Million) (2)	6.1	6.1	-	5.7	+6%
Clients gas - BtB and BtC (Million) (2)	2.7	2.7	-	2.7	+2%
Sales power - BtB and BtC (TWh)	16.3	16.1	+1%	16.1	+2%
Sales gas - BtB and BtC (TWh)	35.0	31.2	+12%	36.2	-3%

1 Includes 20% of Adani Green Energy Limited gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Gross installed renewable power generation capacity grew to 10.7 GW at the end of the first quarter 2022, up 400 MW from the previous quarter, thanks in part to the continued increase of start-ups in India.

Gross power generation capacity under development increased mainly due to the award of concessions to develop offshore wind farms, including 3 GW on the east coast of the United States, off New York and New Jersey, and 2 GW in Scotland.

Net electricity generation stood at 7.6 TWh in the first quarter 2022, up 61% year-on-year, due to higher utilization rates of flexible power plants (CCGT) to capture higher margins as well as growth in electricity generation from renewable sources.

Results

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
External sales	12,294	11,634	+5.7%	5,502	x2.2
Operating income	1,812	1,414	+28%	624	x2.9
Net income (loss) from equity affiliates and other items	(2,500)	1,281	ns	263	ns
Tax on net operating income	(294)	(237)	ns	(101)	ns
Net operating income	(982)	2,458	ns	786	ns
Adjustments affecting net operating income	4,033	301	x13.4	199	x20.3
Adjusted net operating income*	3,051	2,759	+11%	985	x3.1
including adjusted income from equity affiliates	1,430	1,321	+8%	264	x5.4
Organic investments	258	1,190	-78%	753	-66%
Net acquisitions	641	47	x13.7	1,893	-66%
Net investments	899	1,237	-27%	2,646	-66%

*Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.

Adjusted net operating income for the iGRP segment was $3,051 million in the first quarter 2022, a 3.1-fold increase year-on-year, thanks to higher LNG prices and the very good performance of the gas, LNG and electricity trading activities.

Adjusted net operating income for the iGRP segment excludes special items and the impact of changes in fair value. In the first quarter 2022, the exclusion of special items had a positive impact of $4,033 million on the segment’s adjusted net operating income, compared to a positive impact of $199 million in the first quarter 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)1 was $2,585 million in the first quarter 2022, 2.4 times higher compared to $1,059 million in the first quarter 2021 for the same reasons as adjusted net operating income.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases was $315 million for the first quarter 2022, mainly due to the working capital impact linked to the seasonality of the gas and power marketing activities and to price effect on receivables, a decrease of 60% compared to $780 million in the first quarter 2021.

1 DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value for the segment and including capital gains on the sale of renewable projects. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.2.   Exploration & Production segment

Production

Hydrocarbon production	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
EP (kboe/d)	2,351	2,290	+3%	2,345	-
Liquids (kb/d)	1,467	1,441	+2%	1,444	+2%
Gas (Mcf/d)	4,813	4,631	+4%	4,924	-2%

Results

in millions of dollars, except effective tax rate	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
External Sales	2,151	2,068	+4%	1,514	+42%
Operating income	7,600	5,894	+29%	2,841	x2.7
Net income (loss) from equity affiliates and other items	242	74	x3.3	270	-10%
Effective tax rate*	47.0%	49.7%	-5%	41.0%
Tax on net operating income	(3,863)	(3,124)	ns	(1,180)	ns
Net operating income	3,979	2,844	+40%	1,931	x2.1
Adjustments affecting net operating income	1,036	681	x1.5	44	x24
Adjusted net operating income**	5,015	3,525	+42%	1,975	x2.5
including adjusted income from equity affiliates	355	366	-3%	270	+31%
Organic investments	1,426	2,196	-35%	1,279	+11%
Net acquisitions	316	(162)	ns	(202)	ns
Net investments	1,742	2,034	-14%	1,077	+62%

*	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was $5,015 million in the first quarter 2022, 2.5 times higher than in the first quarter 2021, due to higher oil and gas prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the first quarter 2022, the exclusion of special items had a positive impact of $1,036 million on the segment’s adjusted net operating income, compared to a positive impact of $44 million in the first quarter 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)2 was $7,303 million in the first quarter 2022, up 91% year-on-year compared to $3,824 million for the same reason as adjusted net operating income.

The segment’s cash flow from operating activites excluding financial charges, except those related to leases was $5,768 million, an increase of 54% compared to $3,736 million in the first quarter 2021.

2 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

Results

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
External sales	54,157	46,635	+16%	36,714	+48%
Operating income	2,997	1,153	x2.6	1,554	x1.9
Net income (loss) from equity affiliates and other items	114	311	-63%	54	x2.1
Tax on net operating income	(750)	(398)	ns	(456)	ns
Net operating income	2,361	1,066	x2.2	1,152	x2.0
Adjustments affecting net operating income	(969)	(34)	ns	(625)	ns
Adjusted net operating income*	1,392	1,032	+35%	527	x2.6
Organic investments	292	1,267	-77%	335	-13%
Net acquisitions	(34)	(281)	ns	(103)	ns
Net investments	258	986	-74%	232	+11%

* Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.

The Downstream segment’s operating cash flow before working capital changes without financial charges (DACF)3 was $1,896 million in the first quarter 2022, 2.2 times greater than $872 million in the first quarter 2021.

The Downstream segment’s cash flow from operating activities excluding financial charges, except those related to leases was $2,005 million in the first quarter 2022, an increase of 21% compared to $1,661 million in the first quarter 2021.

B.4 Refining & Chemicals segment

Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Total refinery throughput (kb/d)	1,317	1,279	+3%	1,147	+15%
France	252	223	+13%	114	x2.2
Rest of Europe	605	612	-1%	660	-8%
Rest of world	460	444	+4%	373	+23%
Utilization rate based on crude only**	74%	73%		58%

*  Includes refineries in Africa reported in the Marketing & Services segment.

**Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

Petrochemicals production and utilization rate	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Monomers* (kt)	1,404	1,460	-4%	1,405	-
Polymers (kt)	1,274	1,231	+4%	1,165	+9%
Vapocracker utilization rate**	86%	90%		87%

*	Olefins.
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput increased 15% year-on-year in the first quarter 2022, due to demand recovery, particularly in Europe and the United States, and the 2021 restart of the distillation unit at the Normandy refinery in France.

Monomer production was stable year-on-year in the first quarter 2022.

Polymer production increased 9% year-on-year in the first quarter 2022, in particular due to the commissioning of a new polypropylene line in the second quarter 2021 on the integrated refining and petrochemical platform in Daesan, South Korea. Production in the first quarter 2021 was negatively impacted by the temporary shutdown of facilities in the United States due to Storm Uri in Texas.

3 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above.

Results

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
External sales	31,008	24,781	+25%	19,201	+61%
Operating income	2,302	610	x3.8	993	x2.3
Net income (loss) from equity affiliates and other items	156	228	-32%	88	x1.8
Tax on net operating income	(525)	(234)	ns	(280)	ns
Net operating income	1,933	604	x3.2	801	x2.4
Adjustments affecting net operating income	(813)	(51)	ns	(558)	ns
Adjusted net operating income*	1,120	553	x2	243	x4.6
Organic investments	197	680	-71%	222	-11%
Net acquisitions	-	(156)	-100%	(57)	-100%
Net investments	197	524	-62%	165	+19%

* Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment in the first quarter 2022 increased sharply to $1,120 million from $243 million in the first quarter 2021, due to higher distillate margins in Europe in the context of reduced imports of Russian petroleum products as well as the overperformance of crude oil and petroleum products trading activities.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2022, the exclusion of the inventory valuation effect had a negative impact of $845 million on the segment’s adjusted net operating income, compared to a negative impact of $606 million in the first quarter 2021. In the first quarter 2022 the exclusion of special items had a positive impact of $32 million on the segment’s adjusted net operating income, compared to a positive impact of $48 million in the first quarter 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)4 was $1,433 million in the first quarter 2022, 3.6 times higher than $394 million in the first quarter 2021 for the same reasons as for adjusted net operating income.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases was $1,107 million in the first quarter 2022, an increase of 11% compared to $996 million in the first quarter 2021.

B.5.   Marketing & Services segment

Petroleum product sales

Sales in kb/d*	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Total Marketing & Services sales	1,452	1,553	-7%	1,442	+1%
Europe	790	868	-9%	776	+2%
Rest of world	662	684	-3%	666	-1%

*  Excludes trading and bulk refining sales.

Sales of petroleum products in the first quarter of 2022 were up by 1% year-on-year, as the recovery in aviation activity worldwide was notably offset by lower sales in Asia, due to the pandemic lockdowns.

4 DACF = debt adjusted cash flow. Operating cash flow before working capital changes without financial charge of the segment is defined as the cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

Results

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
External sales	23,149	21,854	+6%	17,513	+32%
Operating income	695	543	+28%	561	+24%
Net income (loss) from equity affiliates and other items	(42)	83	ns	(34)	ns
Tax on net operating income	(225)	(164)	ns	(176)	ns
Net operating income	428	462	-7%	351	+22%
Adjustments affecting net operating income	(156)	17	ns	(67)	ns
Adjusted net operating income*	272	479	-43%	284	-4%
Organic investments	95	587	-84%	113	-16%
Net acquisitions	(34)	(125)	ns	(46)	ns
Net investments	61	462	-87%	67	-9%

*Detail of adjustment items shown in the business segment information starting on page 25 of this exhibit.

Adjusted net operating income for the Marketing & Services segment amounted to $272 million and operating cash flow before working capital changes was $463 million in the first quarter 2022, down 4% and 3% respectively year-on-year due to the margin squeeze related to high petroleum products prices.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2022, the exclusion of the inventory valuation effect had a negative impact of $228 million on the segment’s adjusted net operating income, compared to a negative impact of $98 million in the first quarter 2021. In the first quarter 2022, the exclusion of special items had a positive impact of $72 million on the segment’s adjusted net operating income, compared to a positive impact of $31 million in the first quarter 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)3 was $463 million in the first quarter 2022, a decrease of 3% compared to $478 million in the first quarter 2021.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases was $898 million in the first quarter 2022, an increase of 35% compared to $665 million in the first quarter 2021.

C.	TOTALENERGIES RESULTS

Net income (TotalEnergies share)

In the first quarter 2022, net income (TotalEnergies share) was $4,944 million, an increase of 48% compared to $3,344 million in the first quarter 2021.

Adjusted net income (TotalEnergies share) was $8,977 million in the first quarter 2022 compared to $3,003 million in the first quarter 2021, due to higher oil and gas prices and the strong performance of trading activities.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value5.

Total adjustments affecting net income6 were $4,033 million in the first quarter 2022, mainly consisting of $4,095 million for impairments notably concerning Arctic LNG 2, the $957 million impairment related to the withdrawal from the North Platte project in the United States, partially offset by a positive inventory effect of $1,040 million.

Fully-diluted shares

As of March 31, 2022, the number of fully-diluted shares was 2,607 million.

Share repurchase

As part of its shareholder return policy, TotalEnergies repurchased 19.2 million shares for cancellation in the first quarter 2022 for $1 billion.

5 Details shown on page 16 of this exhibit.

6 Details shown on pages 16 and 25 et seq. of this exhibit.

Acquisitions - Asset sales

Acquisitions were $1,400 million in the first quarter 2022, including the bonus related to the award of the Production Sharing Contracts of Atapu and Sépia in Brazil as well as the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were $478 million in the first quarter 2022, including an additional payment related to the sale of interests in the CA1 offshore block in Brunei and the sale by SunPower Corp. (NASDAQ: SPWR) of its Enphase Energy shares (NASDAQ: ENPH).

Cash flow

Cash flow from operating activities was $7,617 million in the first quarter 2022, compared to operating cash flow before working capital changes7 of $11,626 million, and was negatively impacted by an increase in working capital requirements of $3,520 million mainly related to the price effect on inventories, an increase in inventories to ensure the security of supply for refineries and the seasonality of the gas and electricity business.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales (effective first quarter 2020) and including organic loan repayment from equity affiliates was an increase of $4,009 million in the first quarter 2022, compared to a decrease of $232 million in the first quarter 2021.

In the first quarter 2022, the change in working capital was an increase of $4,923 million in accordance with IFRS. The difference of $914 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,255 million, (ii) plus the mark-to-market effect of iGRP’s contracts of $148 million, (iii) less the capital gains from renewables project sale of $2 million and (iv) less the organic loan repayments from equity affiliates of $487 million.

Operating cash flow before working capital changes7 totaled $11,626 million in the first quarter 2022, 2.2 times greater than $5,366 million in the first quarter 2021.

Operating cash flow before working capital changes without financial charges (DACF)8 totaled $11,995 million in the first quarter 2022, 2.1 times greater than $5,750 million in the first quarter 2021.

TotalEnergies’ net cash flow9 totaled $8,723 million in the first quarter 2022, 6.2 times greater than $1,397 million in first quarter 2021.

D. PROFITABILITY

Return on equity was 21.8% for the twelve months ended March 31, 2022.

	04/01/2021-	01/01/2021-	04/01/2020-
in millions of dollars	3/31/2022	12/31/2021	3/31/2021
Adjusted net income	24,382	18,391	5,330
Average adjusted shareholders' equity	111,794	108,504	109,135
Return on equity (ROE)	21.8%	16.9%	4.9%

Return on average capital employed was 18.0% for the twelve months ended March 31, 2022.

	04/01/2021-	01/01/2021-	04/01/2020-
in millions of dollars	3/31/2022	12/31/2021	3/31/2021
Adjusted net operating income	25,803	19,766	6,915
Average capital employed	143,517	142,215	148,777
ROACE	18.0%	13.9%	4.6%

7 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020). For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 17 of this exhibit.

8 DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges.

9 Net cash flow = cash flow from operating activities before changes in working capital at replacement cost - net investments (including other transactions with non-controlling interests).

E. 2022 SENSITIVITIES*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.7 B$	+/- 3.2 B$
European gas price – NBP	+/- 10 $/Mbtu	+/- 3.0 B$	+/- 3.0 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

 * Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed on page 19.

** In a 60 $/b Brent environment.

F. SUMMARY AND OUTLOOK

Russia's military aggression against Ukraine on February 24, 2022 and its consequences have pushed oil prices to more than $100/b, exacerbating the upward trend seen since the second half of 2021 that stems from a lack of investment in hydrocarbons. These prices could remain at high levels if the mobilization of additional production capacity from OPEC countries and the growth of unconventional oil production in the United States fail to compensate for the anticipated loss of Russian crude oil production on the order of 2-3 Mb/d as well as the lower production from Russian refining. The effect could be mitigated by a drop in demand caused by the higher prices, the impact of the crisis and the pandemic lockdowns in China on global growth.

Gas prices have remained very high and volatile in Europe and Asia since the start of 2022, driven by global demand and the need for Europe to rebuild inventories. Futures markets indicate average gas prices in Europe and Asia in 2022 around $30/Mbtu. In this context and in line with its investment criteria, TotalEnergies is mobilizing additional investments to support short-term gas production in the North Sea.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should remain at a high level above $14/Mbtu in the second quarter of 2022.

In the second quarter, TotalEnergies will benefit from the increase in its production in Brazil from May 2022 with the start-up of Mero 1 and the entry into Atapu and Sépia (30 kb/d in the second quarter growing to 60 kb/d in the fourth quarter).

The Company maintains its capital discipline with net investments10 trending toward $15 billion in 2022, of which 25% will be in renewables and electricity.

The Company's priorities in terms of cash flow allocation are reaffirmed in this context of higher oil and gas prices: investing in profitable projects to implement the strategy to transform TotalEnergies into a sustainable multi-energy company, linking dividend growth to structural cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum "A" level by permanently anchoring gearing11 below 20%, and allocating a share of the surplus cash flow from high hydrocarbon prices to share buybacks.

10 Net investments = organic investments + net acquisitions.

11 Gearing = net debt / (net debt +shareholders equity TotalEnergies share + non-controlling interests); excludes leases receivables and leases debts. See “Gearing Ratio” on page 18.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.

RESULTS FROM RUSSIAN ASSETS

In millions of dollars	1Q22		2021
	Adjusted net operating income	Operating cash flow before working capital changes	Adjusted net operating income	Operating cash flow before working capital changes

Russian Upstream Assets	1,021	288	2,092	1,613

Capital Employed by TotalEnergies in Russia as at March 31, 2022 was $9,976 million.

OPERATING INFORMATION BY SEGMENT

TotalEnergies’ production (Exploration & Production + iGRP)

Combined liquids and gas production by region (kboe/d)	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Europe and Central Asia	1,050	1,063	-1%	1,050	-
Africa	498	508	-2%	551	-10%
Middle East and North Africa	670	682	-2%	651	+3%
Americas	386	363	+6%	376	+3%
Asia-Pacific	240	235	+2%	235	+2%
Total production	2,843	2,852	-	2,863	-1%
includes equity affiliates	715	739	-3%	729	-2%

Liquids production by region (kb/d)	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Europe and Central Asia	373	378	-1%	374	-
Africa	371	379	-2%	415	-11%
Middle East and North Africa	538	534	+1%	499	+8%
Americas	201	174	+15%	179	+12%
Asia-Pacific	45	45	-	41	+10%
Total production	1,527	1,509	+1%	1,508	+1%
includes equity affiliates	210	205	+3%	201	+5%

Gas production by region (Mcf/d)	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Europe and Central Asia	3,635	3,683	-1%	3,636	-
Africa	643	664	-3%	693	-7%
Middle East and North Africa	727	825	-12%	843	-14%
Americas	1,041	1,064	-2%	1,100	-5%
Asia-Pacific	1,116	1,092	+2%	1,128	-1%
Total production	7,162	7,328	-2%	7,400	-3%
includes equity affiliates	2,714	2,889	-6%	2,855	-5%

Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Europe	1,635	1,668	-2%	1,558	+5%
Africa	761	780	-3%	667	+14%
Americas	775	817	-5%	772	-
Rest of world	531	526	+1%	495	+7%
Total consolidated sales	3,701	3,791	-2%	3,492	+6%
Includes bulk sales	409	437	-6%	402	+2%
Includes trading	1,840	1,801	+2%	1,648	+12%

Petrochemicals production* (kt)	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Europe	1,260	1,250	+1%	1,346	-6%
Americas	638	689	-7%	510	+25%
Middle-East and Asia	781	753	+4%	714	+9%

* Olefins, polymers

Renewables

	1Q22					4Q21

Installed power generation gross		Onshore	Offshore				Onshore	Offshore
capacity (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.7	0.5	0.0	0.1	1.3	0.6	0.5	0.0	0.1	1.2
Rest of Europe	0.2	1.0	0.0	0.1	1.3	0.2	1.0	0.0	0.1	1.3
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	0.3	0.0	0.0	0.0	0.3	0.3	0.0	0.0	0.0	0.3
North America	0.9	0.0	0.0	0.0	0.9	0.9	0.0	0.0	0.0	0.9
South America	0.4	0.3	0.0	0.0	0.7	0.4	0.3	0.0	0.0	0.7
India	4.8	0.2	0.0	0.0	5.0	4.5	0.2	0.0	0.0	4.7
Asia-Pacific	1.0	0.0	0.1	0.0	1.1	1.0	0.0	0.0	0.0	1.0
Total	8.4	2.1	0.1	0.1	10.7	8.0	2.0	0.0	0.2	10.3

	1Q22					4Q21

Power generation gross capacity from		Onshore	Offshore				Onshore	Offshore
renewables in construction (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.1	0.2	0.0	0.1	0.4	0.2	0.2	0.0	0.1	0.4
Rest of Europe	0.0	0.0	1.1	0.0	1.2	0.0	0.1	1.1	0.0	1.2
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	1.5	0.0	0.0	0.0	1.5	1.5	0.0	0.0	0.0	1.5
South America	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
India	1.0	0.3	0.0	0.0	1.3	1.2	0.4	0.0	0.0	1.6
Asia-Pacific	0.3	0.0	0.6	0.0	0.9	0.3	0.0	0.6	0.0	1.0
Total	3.7	0.6	1.7	0.1	6.1	4.0	0.6	1.7	0.1	6.5

	1Q22					4Q21

Power generation gross capacity from		Onshore	Offshore				Onshore	Offshore
renewables in development (GW)[1,2]	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	2.8	0.5	0.0	0.0	3.3	3.1	0.8	0.0	0.0	3.9
Rest of Europe	4.7	0.3	4.4	0.0	9.3	5.2	0.3	2.3	0.0	7.8
Africa	0.7	0.1	0.0	0.1	0.9	0.4	0.0	0.0	0.1	0.5
Middle East	1.6	0.0	0.0	0.0	1.6	1.6	0.0	0.0	0.0	1.6
North America	2.0	0.1	3.0	0.7	5.9	2.3	0.1	0.0	0.7	3.1
South America	0.7	0.3	0.0	0.2	1.2	0.6	0.4	0.0	0.1	1.2
India	4.0	0.1	0.0	0.0	4.1	4.4	0.1	0.0	0.0	4.5
Asia-Pacific	1.4	0.0	2.1	0.1	3.6	1.2	0.0	2.1	0.1	3.5
Total	17.9	1.5	9.5	1.2	30.1	18.9	1.7	4.4	1.1	26.2

1 Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

2 End-of-period data.

	In operation					In construction					In development
Gross renewables
capacity covered by		Onshore	Offshore				Onshore	Offshore				Onshore	Offshore
PPA at 31 March 2022 (GW)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	0.9	1.5	-	X	2.5	X	0.2	0.8	X	1.2	3.6	0.2	X	X	3.8
Asia	5.8	0.2	X	X	6.1	1.2	0.4	0.6	-	2.2	4.4	X	-	X	4.6
North America	0.8	-	-	-	0.8	-	-	-	-	-	-	-	-	-	-
Rest of World	0.8	0.3	-	X	1.1	2.3	X	-	X	2.3	2.0	X	-	X	2.1
Total	8.3	2.1	X	X	10.6	3.7	0.6	1.4	X	5.7	9.9	0.3	X	0.3	10.5

“X” means not specified, capacity < 0.2 GW.

	In operation					In construction					In development
PPA average price
at 31 March 2022		Onshore	Offshore				Onshore	Offshore				Onshore	Offshore
($/MWh)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	202	117	-	X	146	X	83	64	X	70	44	85	X	X	48
Asia	79	43	X	X	79	38	50	254	-	81	39	X	-	X	39
North America	147	-	-	-	150	-	-	-	-	-	-	-	-	-	-
Rest of World	68	54	-	X	63	118	X	-	X	118	77	X	-	X	77
Total	97	101	X	X	99	36	65	143	X	65	43	81	X	144	46

“X” means not specified, PPA relating to a capacity < 0.2 GW

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

in millions of dollars	1Q22	4Q21	1Q21
Special items affecting net income (TotalEnergies share)	(4,993)	(1,074)	(342)
Gain (loss) on asset sales	-	(170)	-
Restructuring charges	(3)	6	(161)
Impairments	(5,061)	(670)	(144)
Other	71	(240)	(37)
After-tax inventory effect: FIFO vs. replacement cost	1,040	111	689
Effect of changes in fair value	(80)	(25)	(6)
Total adjustments affecting net income	(4,033)	(988)	341

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Net income - TotalEnergies share	4,944	5,837	-15%	3,344	+48%
Less: adjustment items to net income (TotalEnergies share)	4,033	988	x4.1	(341)	ns
Adjusted net income - TotalEnergies share	8,977	6,825	+32%	3,003	x3
Adjusted items
Add: non-controlling interests	76	79	-4%	59	+29%
Add: income taxes	4,724	3,606	+31%	1,446	x3.3
Add: depreciation, depletion and impairment of tangible assets and mineral interests	3,148	3,278	-4%	3,180	-1%
Add: amortization and impairment of intangible assets	96	119	-19%	103	-7%
Add: financial interest on debt	462	483	-4%	466	-1%
Less: financial income and expense from cash & cash equivalents	(59)	(105)	ns	(87)	ns
Adjusted EBITDA	17,424	14,285	+22%	8,170	x2.1

INVESTMENTS – DIVESTMENTS

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Organic investments ( a )	1,981	4,681	-58%	2,379	-17%
Capitalized exploration	114	182	-37%	243	-53%
Increase in non-current loans	234	348	-33%	292	-20%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(435)	(234)	ns	(96)	ns
Change in debt from renewable projects (TotalEnergies share)	-	(52)	-100%	(167)	-100%
Acquisitions ( b )	1,400	288	x4.9	2,208	-37%
Asset sales ( c )	478	684	-30%	618	-23%
Change in debt from renewable projects (partner share)	(2)	34	ns	100	ns
Net acquisitions	922	(396)	ns	1,590	-42%
Net investments ( a + b - c )	2,903	4,285	-32%	3,969	-27%
Other transactions with non-controlling interests ( d )	-	-	ns	-	ns
Organic loan repayment from equity affiliates ( e )	(487)	(398)	ns	(30)	ns
Change in debt from renewable projects financing * ( f )	(2)	86	ns	267	ns
Capex linked to capitalized leasing contracts ( g )	36	34	+6%	22	+64%
Expenditures related to carbon credit ( h )	-	27	-100%	-	ns
Cash flow used in investing activities ( a + b - c + d + e + f – g - h )	2,378	3,912	-39%	4,184	-43%

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

in millions of dollars	1Q22	4Q21	1Q22 vs 4Q21	1Q21	1Q22 vs 1Q21
Operating cash flow before working capital changes w/o financial charges (DACF)	11,995	9,759	+23%	5,750	x2.1
Financial charges	(369)	(398)	ns	(384)	ns
Operating cash flow before working capital changes ( a ) *	11,626	9,361	+24%	5,366	x2.2
(Increase) decrease in working capital **	(4,775)	2,591	ns	(555)	ns
Inventory effect	1,255	85	x14.8	883	+42%
Capital gain from renewable projects sales	(2)	(19)	ns	(66)	ns
Organic loan repayment from equity affiliates	(487)	(398)	ns	(30)	ns
Cash flow from operations	7,617	11,621	-34%	5,598	+36%

Organic investments ( b )	1,981	4,681	-58%	2,379	-17%
Free cash flow after organic investments, w/o net asset sales ( a - b )	9,645	4,680	x2.1	2,987	x3.2

Net investments ( c )	2,903	4,285	-32%	3,969	-27%
Net cash flow ( a - c )	8,723	5,076	+72%	1,397	x6.2

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales (effective first quarter 2020).

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

GEARING RATIO

In millions of dollars	03/31/2022	12/31/2021	03/31/2021	03/31/2020
Current borrowings(1)	16,759	13,645	19,279	17,361
Other current financial liabilities	502	372	351	604
Current financial assets(1),(2)	(7,231)	(12,183)	(4,492)	(6,870)
Net financial assets classified as held for sale	(38)	(4)	-	-
Non-current financial debt(1)	38,924	41,868	44,842	42,461
Non-current financial assets(1)	(587)	(1,557)	(2,669)	(993)
Cash and cash equivalents	(31,276)	(21,342)	(30,285)	(21,634)
Net debt (a)	17,053	20,799	27,026	30,929
Shareholders’ equity – TotalEnergies share	116,480	111,736	109,295	112,006
Non-controlling interests	3,375	3,263	2,390	2,428
Shareholders’ equity (b)	119,855	114,999	111,685	114,434
Net-debt-to-capital ratio = a / (a+b)	12.5%	15.3%	19.5%	21.3%
Leases (c)	8,028	8,055	7,747	7,309
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	17.3%	20.1%	23.7%	25.0%

(1) Excludes leases receivables and leases debts.

(2) Including initial margins held as part of the Company’s activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended March 31, 2022

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	8,309	13,479	2,786	1,606
Capital employed at 03/31/2021*	48,423	78,170	10,403	8,198
Capital employed at 03/31/2022*	54,740	71,518	8,847	7,751
ROACE	16.1%	18.0%	28.9%	20.1%

Twelve months ended December 31, 2021

	Integrated
	Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	6,243	10,439	1,909	1,618
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793
Capital employed at 12/31/2021*	55,978	71,675	8,069	8,783
ROACE	12.3%	13.9%	19.6%	18.4%

Twelve months ended March 31, 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing &
in millions of dollars	Power	Production	Chemicals	Services
Adjusted net operating income	1,850	3,635	900	1,206
Capital employed at 03/31/2020*	44,236	85,622	12,878	8,764
Capital employed at 03/31/2021*	48,423	78,170	10,403	8,198
ROACE	4.0%	4.4%	7.7%	14.2%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

		1Q22	4Q21	3Q21	2Q21	1Q21
€/$		1.12	1.14	1.18	1.21	1.20
Brent	($/b)	102.2	79.8	73.5	69.0	61.1
Average liquids price*	($/b)	90.1	72.6	67.1	62.9	56.4
Average gas price* (1)	($/Mbtu)	12.27	11.38	6.33	4.43	4.06
Average LNG price** (1)	($/Mbtu)	13.60	13.12	9.10	6.59	6.08
Variable Cost Margin, European refining***	($/t)	46.3	16.7	8.8	10.2	5.3

* Sales in $ / sales in volume for consolidated affiliates.

** Sales in $ / sales in volume for consolidated and equity affiliates.

(1) Does not take into account gas and LNG trading activities, which results are expected to be significantly higher compared to the third quarter 2021, capturing optimization opportunities generated by large LNG trading portfolio in the prevailing high gas spot price environment.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TotalEnergies’ reporting and is not audited.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)(a)	2022	2021	2021

Sales	68,606	60,348	43,737
Excise taxes	(4,656)	(5,050)	(5,104)
Revenues from sales	63,950	55,298	38,633

Purchases, net of inventory variation	(39,648)	(36,161)	(23,398)
Other operating expenses	(7,623)	(6,680)	(6,880)
Exploration costs	(861)	(323)	(167)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,679)	(3,919)	(3,325)
Other income	143	536	358
Other expense	(2,290)	(755)	(659)

Financial interest on debt	(462)	(483)	(466)
Financial income and expense from cash & cash equivalents	214	120	95
Cost of net debt	(248)	(363)	(371)

Other financial income	203	195	109
Other financial expense	(135)	(138)	(130)

Net income (loss) from equity affiliates	43	1,860	881

Income taxes	(4,804)	(3,647)	(1,639)
Consolidated net income	5,051	5,903	3,412
TotalEnergies share	4,944	5,837	3,344
Non-controlling interests	107	66	68
Earnings per share ($)	1.87	2.19	1.24
Fully-diluted earnings per share ($)	1.85	2.17	1.23
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st quarter	4th quarter	1st quarter
(M$)	2022	2021	2021
Consolidated net income	5,051	5,903	3,412

Other comprehensive income

Actuarial gains and losses	-	589	-
Change in fair value of investments in equity instruments	3	93	12
Tax effect	11	(262)	(12)
Currency translation adjustment generated by the parent company	(1,750)	(1,900)	(4,173)
Items not potentially reclassifiable to profit and loss	(1,736)	(1,480)	(4,173)
Currency translation adjustment	1,012	1,179	2,523
Cash flow hedge	(263)	(226)	504
Variation of foreign currency basis spread	49	4	-
share of other comprehensive income of equity affiliates, net amount	(84)	71	469
Other	-	(2)	1
Tax effect	53	22	(157)
Items potentially reclassifiable to profit and loss	767	1,048	3,340
Total other comprehensive income (net amount)	(969)	(432)	(833)

Comprehensive income	4,082	5,471	2,579
TotalEnergies share	3,953	5,390	2,542
Non-controlling interests	129	81	37

CONSOLIDATED BALANCE SHEET

TotalEnergies
	March 31, 2022	December 31, 2021	March 31, 2021
(M$)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	32,504	32,484	33,239
Property, plant and equipment, net	104,450	106,559	106,859
Equity affiliates : investments and loans	29,334	31,053	30,727
Other investments	1,490	1,625	2,062
Non-current financial assets	1,490	2,404	3,700
Deferred income taxes	5,299	5,400	6,619
Other non-current assets	3,033	2,797	2,638
Total non-current assets	177,600	182,322	185,844

Current assets
Inventories, net	24,456	19,952	16,192
Accounts receivable, net	32,000	21,983	17,532
Other current assets	50,976	35,144	14,304
Current financial assets	7,415	12,315	4,605
Cash and cash equivalents	31,276	21,342	30,285
Assets classified as held for sale	856	400	396
Total current assets	146,979	111,136	83,314
Total assets	324,579	293,458	269,158

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,137	8,224	8,193
Paid-in surplus and retained earnings	123,008	117,849	112,676
Currency translation adjustment	(13,643)	(12,671)	(11,566)
Treasury shares	(1,022)	(1,666)	(8)
Total shareholders' equity - TotalEnergies Share	116,480	111,736	109,295
Non-controlling interests	3,375	3,263	2,390
Total shareholders' equity	119,855	114,999	111,685

Non-current liabilities
Deferred income taxes	11,281	10,904	10,387
Employee benefits	2,610	2,672	3,644
Provisions and other non-current liabilities	21,649	20,269	20,893
Non-current financial debt	46,546	49,512	52,541
Total non-current liabilities	82,086	83,357	87,465

Current liabilities
Accounts payable	46,869	36,837	26,959
Other creditors and accrued liabilities	56,972	42,800	22,066
Current borrowings	18,252	15,035	20,471
Other current financial liabilities	502	372	351
Liabilities directly associated with the assets classified as held for sale	43	58	161
Total current liabilities	122,638	95,102	70,008
Total liabilities & shareholders' equity	324,579	293,458	269,158

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2022	2021	2021

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,051	5,903	3,412
Depreciation, depletion, amortization and impairment	4,578	4,222	3,473
Non-current liabilities, valuation allowances and deferred taxes	2,538	152	121
(Gains) losses on disposals of assets	(13)	(184)	(285)
Undistributed affiliates' equity earnings	262	(843)	(573)
(Increase) decrease in working capital	(4,923)	2,232	(819)
Other changes, net	124	139	269
Cash flow from operating activities	7,617	11,621	5,598

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,457)	(4,540)	(2,410)
Acquisitions of subsidiaries, net of cash acquired	-	(128)	-
Investments in equity affiliates and other securities	(89)	(178)	(2,126)
Increase in non-current loans	(241)	(348)	(300)
Total expenditures	(3,787)	(5,194)	(4,836)
Proceeds from disposals of intangible assets and property, plant and equipment	177	349	226
Proceeds from disposals of subsidiaries, net of cash sold	88	36	229
Proceeds from disposals of non-current investments	215	266	63
Repayment of non-current loans	929	631	134
Total divestments	1,409	1,282	652
Cash flow used in investing activities	(2,378)	(3,912)	(4,184)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(1,176)	(1,658)	(165)
Dividends paid:
- Parent company shareholders	(1,928)	(1,991)	(2,090)
- Non-controlling interests	(22)	(20)	(10)
Net issuance (repayment) of perpetual subordinated notes	1,958	-	3,248
Payments on perpetual subordinated notes	(136)	(57)	(87)
Other transactions with non-controlling interests	5	(14)	(55)
Net issuance (repayment) of non-current debt	34	347	(890)
Increase (decrease) in current borrowings	657	(3,368)	(1,662)
Increase (decrease) in current financial assets and liabilities	5,594	(8,373)	(148)
Cash flow from (used in) financing activities	4,986	(15,134)	(1,859)
Net increase (decrease) in cash and cash equivalents	10,225	(7,425)	(445)
Effect of exchange rates	(291)	(204)	(538)
Cash and cash equivalents at the beginning of the period	21,342	28,971	31,268
Cash and cash equivalents at the end of the period	31,276	21,342	30,285

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
TotalEnergies
(unaudited)
	Common shares issued		Paid-in surplus and	Currency translation	Treasury shares		Shareholders’ equity -	Non- controlling	Total shareholders’
			retained	adjustment			TotalEnergies	interests	equity
(M$)	Number	Amount	earnings		Number	Amount	Share
As of January 1, 2021	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income of the first quarter 2021	-	-	3,344	-	-	-	3,344	68	3,412
Other comprehensive income	-	-	502	(1,304)	-	-	(802)	(31)	(833)
Comprehensive Income	-	-	3,846	(1,304)	-	-	2,542	37	2,579
Dividend	-	-	-	-	-	-	-	(10)	(10)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(3,636,351)	(165)	(165)	-	(165)
Sale of treasury shares(a)	-	-	(216)	-	4,569,755	216	-	-	-
Share-based payments	-	-	14	-	-	-	14	-	14
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(90)	-	-	-	(90)	-	(90)
Other operations with non-controlling interests	-	-	27	(6)	-	-	21	(21)	-
Other items	-	-	17	-	-	-	17	1	18
As of March 31, 2021	2,629,839,616	8,193	112,676	(11,566)	(174,890)	(8)	109,295	2,390	111,685
Net income from April 1 to December 31, 2021	-	-	12,688	-	-	-	12,688	266	12,954
Other comprehensive income	-	-	489	(1,103)	-	-	(614)	1	(613)
Comprehensive Income	-	-	13,177	(1,103)	-	-	12,074	267	12,341
Dividend	-	-	(8,200)	-	-	-	(8,200)	(114)	(8,314)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(33,669,654)	(1,658)	(1,658)	-	(1,658)
Sale of treasury shares(a)	-	-	-	-	3,440	-	-	-	-
Share-based payments	-	-	129	-	-	-	129	-	129
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(278)	-	-	-	(278)	-	(278)
Other operations with non-controlling interests	-	-	3	-	-	-	3	710	713
Other items	-	-	(8)	(2)	-	-	(10)	10	-
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income of the first quarter 2022	-	-	4,944	-	-	-	4,944	107	5,051
Other comprehensive income	-	-	(19)	(972)	-	-	(991)	22	(969)
Comprehensive Income	-	-	4,925	(972)	-	-	3,953	129	4,082
Dividend	-	-	-	-	-	-	-	(22)	(22)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(22,378,128)	(1,176)	(1,176)	-	(1,176)
Sale of treasury shares(a)	-	-	(315)	-	6,168,047	315	-	-	-
Share-based payments	-	-	92	-	-	-	92	-	92
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,958	-	-	-	1,958	-	1,958
Payments on perpetual subordinated notes	-	-	(96)	-	-	-	(96)	-	(96)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	6	5
Other items	-	-	14	-	-	-	14	(1)	13
As of March 31, 2022	2,609,763,803	8,137	123,008	(13,643)	(19,385,659)	(1,022)	116,480	3,375	119,855
(a)Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT
TotalEnergies
(unaudited)

1st quarter 2022 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	12,294	2,151	31,008	23,149	4	-	68,606
Intersegment sales	1,471	13,818	9,277	267	63	(24,896)	-
Excise taxes	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	13,765	15,969	40,093	18,952	67	(24,896)	63,950
Operating expenses	(11,632)	(5,708)	(37,411)	(17,984)	(293)	24,896	(48,132)
Depreciation, depletion and impairment of tangible assets and mineral interests	(321)	(2,661)	(380)	(273)	(44)	-	(3,679)
Operating income	1,812	7,600	2,302	695	(270)	-	12,139
Net income (loss) from equity affiliates and other items	(2,500)	242	156	(42)	108	-	(2,036)
Tax on net operating income	(294)	(3,863)	(525)	(225)	105	-	(4,802)
Net operating income	(982)	3,979	1,933	428	(57)	-	5,301
Net cost of net debt							(250)
Non-controlling interests							(107)
Net income - TotalEnergies share							4,944

1st quarter 2022 (adjustments)(a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	12	-	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	12	-	-	-	-	-	12
Operating expenses	(117)	(791)	947	268	(132)	-	175
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(493)	-	(29)	(9)	-	(531)
Operating income (b)	(105)	(1,284)	947	239	(141)	-	(344)
Net income (loss) from equity affiliates and other items	(3,939)	(14)	117	(3)	106	-	(3,733)
Tax on net operating income	11	262	(251)	(80)	20	-	(38)
Net operating income (b)	(4,033)	(1,036)	813	156	(15)	-	(4,115)
Net cost of net debt							113
Non-controlling interests							(31)
Net income - TotalEnergies share							(4,033)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	947	308	-
- On net operating income	-	-	845	228	-

1st quarter 2022 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	12,282	2,151	31,008	23,149	4	-	68,594
Intersegment sales	1,471	13,818	9,277	267	63	(24,896)	-
Excise taxes	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	13,753	15,969	40,093	18,952	67	(24,896)	63,938
Operating expenses	(11,515)	(4,917)	(38,358)	(18,252)	(161)	24,896	(48,307)
Depreciation, depletion and impairment of tangible assets and mineral interests	(321)	(2,168)	(380)	(244)	(35)	-	(3,148)
Adjusted operating income	1,917	8,884	1,355	456	(129)	-	12,483
Net income (loss) from equity affiliates and other items	1,439	256	39	(39)	2	-	1,697
Tax on net operating income	(305)	(4,125)	(274)	(145)	85	-	(4,764)
Adjusted net operating income	3,051	5,015	1,120	272	(42)	-	9,416
Net cost of net debt							(363)
Non-controlling interests							(76)
Adjusted net income - TotalEnergies share							8,977

1st quarter 2022 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,439	1,971	228	140	9		3,787
Total divestments	1,015	283	27	79	5		1,409
Cash flow from operating activities	315	5,768	1,107	898	(471)		7,617

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

4th quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	11,634	2,068	24,781	21,854	11	-	60,348
Intersegment sales	1,466	11,875	8,716	155	148	(22,360)	-
Excise taxes	-	-	(238)	(4,812)	-	-	(5,050)
Revenues from sales	13,100	13,943	33,259	17,197	159	(22,360)	55,298
Operating expenses	(11,141)	(5,412)	(32,250)	(16,347)	(374)	22,360	(43,164)
Depreciation, depletion and impairment of tangible assets and mineral interests	(545)	(2,637)	(399)	(307)	(31)	-	(3,919)
Operating income	1,414	5,894	610	543	(246)	-	8,215
Net income (loss) from equity affiliates and other items	1,281	74	228	83	32	-	1,698
Tax on net operating income	(237)	(3,124)	(234)	(164)	75	-	(3,684)
Net operating income	2,458	2,844	604	462	(139)	-	6,229
Net cost of net debt							(326)
Non-controlling interests							(66)
Net income - TotalEnergies share							5,837

4th quarter 2021 (adjustments)(a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(57)	(132)	38	21	-	-	(130)
Depreciation, depletion and impairment of tangible assets and mineral interests	(187)	(418)	-	(36)	-	-	(641)
Operating income (b)	(244)	(550)	38	(15)	-	-	(771)
Net income (loss) from equity affiliates and other items	(116)	(111)	23	(6)	6	-	(204)
Tax on net operating income	59	(20)	(10)	4	(69)	-	(36)
Net operating income (b)	(301)	(681)	51	(17)	(63)	-	(1,011)
Net cost of net debt							10
Non-controlling interests							13
Net income - TotalEnergies share							(988)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	32	53	-
- On net operating income	-	-	74	47	-

4th quarter 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	11,634	2,068	24,781	21,854	11	-	60,348
Intersegment sales	1,466	11,875	8,716	155	148	(22,360)	-
Excise taxes	-	-	(238)	(4,812)	-	-	(5,050)
Revenues from sales	13,100	13,943	33,259	17,197	159	(22,360)	55,298
Operating expenses	(11,084)	(5,280)	(32,288)	(16,368)	(374)	22,360	(43,034)
Depreciation, depletion and impairment of tangible assets and mineral interests	(358)	(2,219)	(399)	(271)	(31)	-	(3,278)
Adjusted operating income	1,658	6,444	572	558	(246)	-	8,986
Net income (loss) from equity affiliates and other items	1,397	185	205	89	26	-	1,902
Tax on net operating income	(296)	(3,104)	(224)	(168)	144	-	(3,648)
Adjusted net operating income	2,759	3,525	553	479	(76)	-	7,240
Net cost of net debt							(336)
Non-controlling interests							(79)
Adjusted net income - TotalEnergies share							6,825

4th quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,471	2,327	723	643	30		5,194
Total divestments	540	357	202	181	2		1,282
Cash flow from operating activities	(57)	8,624	2,446	386	222		11,621

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,502	1,514	19,201	17,513	7	-	43,737
Intersegment sales	811	6,578	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	6,313	8,092	24,317	12,892	36	(13,017)	38,633
Operating expenses	(5,218)	(3,068)	(22,933)	(12,076)	(167)	13,017	(30,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(471)	(2,183)	(391)	(255)	(25)	-	(3,325)
Operating income	624	2,841	993	561	(156)	-	4,863
Net income (loss) from equity affiliates and other items	263	270	88	(34)	(28)	-	559
Tax on net operating income	(101)	(1,180)	(280)	(176)	38	-	(1,699)
Net operating income	786	1,931	801	351	(146)	-	3,723
Net cost of net debt							(311)
Non-controlling interests							(68)
Net income - TotalEnergies share							3,344

1st quarter 2021 (adjustments)(a) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	(35)	-	-	-	-	-	(35)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(35)	-	-	-	-	-	(35)
Operating expenses	(8)	-	745	142	-	-	879
Depreciation, depletion and impairment of tangible assets and mineral interests	(145)	-	-	-	-	-	(145)
Operating income (b)	(188)	-	745	142	-	-	699
Net income (loss) from equity affiliates and other items	(49)	(46)	6	(35)	(40)	-	(164)
Tax on net operating income	38	2	(193)	(40)	2	-	(191)
Net operating income (b)	(199)	(44)	558	67	(38)	-	344
Net cost of net debt							6
Non-controlling interests							(9)
Net income - TotalEnergies share							341

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	746	137	-
- On net operating income	-	-	606	98	-

1st quarter 2021 (adjusted) (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	5,537	1,514	19,201	17,513	7	-	43,772
Intersegment sales	811	6,578	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	6,348	8,092	24,317	12,892	36	(13,017)	38,668
Operating expenses	(5,210)	(3,068)	(23,678)	(12,218)	(167)	13,017	(31,324)
Depreciation, depletion and impairment of tangible assets and mineral interests	(326)	(2,183)	(391)	(255)	(25)	-	(3,180)
Adjusted operating income	812	2,841	248	419	(156)	-	4,164
Net income (loss) from equity affiliates and other items	312	316	82	1	12	-	723
Tax on net operating income	(139)	(1,182)	(87)	(136)	36	-	(1,508)
Adjusted net operating income	985	1,975	243	284	(108)	-	3,379
Net cost of net debt							(317)
Non-controlling interests							(59)
Adjusted net income - TotalEnergies share							3,003

1st quarter 2021 (M$)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,020	1,365	287	138	26		4,836
Total divestments	142	311	116	71	12		652
Cash flow from operating activities	780	3,736	996	665	(579)		5,598

Reconciliation of the information by business segment with Consolidated Financial Statements

TotalEnergies

(unaudited)

1st quarter 2022			Consolidated statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	68,594	12	68,606
Excise taxes	(4,656)	-	(4,656)
Revenues from sales	63,938	12	63,950

Purchases net of inventory variation	(40,762)	1,114	(39,648)
Other operating expenses	(7,409)	(214)	(7,623)
Exploration costs	(136)	(725)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,148)	(531)	(3,679)
Other income	121	22	143
Other expense	(269)	(2,021)	(2,290)

Financial interest on debt	(462)	-	(462)
Financial income and expense from cash & cash equivalents	59	155	214
Cost of net debt	(403)	155	(248)

Other financial income	119	84	203
Other financial expense	(135)	-	(135)

Net income (loss) from equity affiliates	1,861	(1,818)	43

Income taxes	(4,724)	(80)	(4,804)
Consolidated net income	9,053	(4,002)	5,051
TotalEnergies share	8,977	(4,033)	4,944
Non-controlling interests	76	31	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,772	(35)	43,737
Excise taxes	(5,104)	-	(5,104)
Revenues from sales	38,668	(35)	38,633

Purchases net of inventory variation	(24,289)	891	(23,398)
Other operating expenses	(6,868)	(12)	(6,880)
Exploration costs	(167)	-	(167)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,180)	(145)	(3,325)
Other income	416	(58)	358
Other expense	(192)	(467)	(659)

Financial interest on debt	(466)	-	(466)
Financial income and expense from cash & cash equivalents	87	8	95
Cost of net debt	(379)	8	(371)

Other financial income	109	-	109
Other financial expense	(130)	-	(130)

Net income (loss) from equity affiliates	520	361	881

Income taxes	(1,446)	(193)	(1,639)
Consolidated net income	3,062	350	3,412
TotalEnergies share	3,003	341	3,344
Non-controlling interests	59	9	68

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER 2022

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of March 31, 2022, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at March 31, 2022, are consistent with those used for the financial statements at December 31, 2021. Since January 1, 2020, the Company has early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2022 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2021.

The interim consolidated financial statements are impacted by the Russian-Ukrainian conflict described in paragraph 7 Other risks and commitments. The Company has taken this environment into account in its estimates and has decided to record as of 31 March 2022 an impairment of $4,095 million concerning notably Arctic LNG 2.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

•	Integrated Gas, Renewables & Power

•	On February 28, 2022, TotalEnergies has successfully been named a winner of maritime lease area OCS-A 0538 by the BOEM (Bureau of Ocean Energy Management) in the New York Bight auction in United States.

This bid for the development of an offshore wind farm off the U.S. East Coast was won for a consideration of $795 million (100%) by both TotalEnergies and EnBW.

Located up to 47 nautical miles (87 kilometers) from the coast, the lease covers a 132 square miles (341 square kilometer) area that could accommodate a generation capacity of at least 3 GW, enough to provide power to about one million homes. The project is expected to come online by 2028.

•	Exploration & Production

•	In January 2022, TotalEnergies has decided to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies. This withdrawal has been notified to TotalEnergies' partners in Yadana and MGTC and will be effective at the latest at the expiry of the 6-month contractual period.

As a result, TotalEnergies registered an impairment of assets of $(201) million in operational result and of $(305) million in TotalEnergies’ share net result in the financial statements as of December 31, 2021.

•	In February 2022, TotalEnergies announced its decision not to sanction and so to withdraw from the North Platte deepwater project in the US Gulf of Mexico.

The decision not to continue with the project was taken as TotalEnergies has better opportunities of allocation of its capital within its global portfolio.

An impairment of the project’s assets has been recorded in the consolidated financial statements of the first quarter of 2022, for an amount of $957 million in net income, TotalEnergies’ share.

2.2) Divestment projects

As of March 31, 2022, there is no material divestment project recorded in “assets held for sale”.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Company's activities is structured around the four followings segments:

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;
-	An Exploration & Production segment; Starting September 2021, it notably includes the carbon neutrality activity that was previously reported in the Integrated Gas, Renewables & Power segment;
-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;
-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1st quarter 2022	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	12,294	2,151	31,008	23,149	4	-	68,606
Intersegment sales	1,471	13,818	9,277	267	63	(24,896)	-
Excise taxes	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	13,765	15,969	40,093	18,952	67	(24,896)	63,950
Operating expenses	(11,632)	(5,708)	(37,411)	(17,984)	(293)	24,896	(48,132)
Depreciation, depletion and impairment of tangible assets and mineral interests	(321)	(2,661)	(380)	(273)	(44)	-	(3,679)
Operating income	1,812	7,600	2,302	695	(270)	-	12,139
Net income (loss) from equity affiliates and other items	(2,500)	242	156	(42)	108	-	(2,036)
Tax on net operating income	(294)	(3,863)	(525)	(225)	105	-	(4,802)
Net operating income	(982)	3,979	1,933	428	(57)	-	5,301
Net cost of net debt							(250)
Non-controlling interests							(107)
Net income - TotalEnergies share							4,944

1st quarter 2022 (adjustments)(a)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	12	-	-	-	-	-	12
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	12	-	-	-	-	-	12
Operating expenses	(117)	(791)	947	268	(132)	-	175
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(493)	-	(29)	(9)	-	(531)
Operating income (b)	(105)	(1,284)	947	239	(141)	-	(344)
Net income (loss) from equity affiliates and other items	(3,939)	(14)	117	(3)	106	-	(3,733)
Tax on net operating income	11	262	(251)	(80)	20	-	(38)
Net operating income (b)	(4,033)	(1,036)	813	156	(15)	-	(4,115)
Net cost of net debt							113
Non-controlling interests							(31)
Net income - TotalEnergies share							(4,033)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	947	308	-
- On net operating income	-	-	845	228	-

1st quarter 2022 (adjusted)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	12,282	2,151	31,008	23,149	4	-	68,594
Intersegment sales	1,471	13,818	9,277	267	63	(24,896)	-
Excise taxes	-	-	(192)	(4,464)	-	-	(4,656)
Revenues from sales	13,753	15,969	40,093	18,952	67	(24,896)	63,938
Operating expenses	(11,515)	(4,917)	(38,358)	(18,252)	(161)	24,896	(48,307)
Depreciation, depletion and impairment of tangible assets and mineral interests	(321)	(2,168)	(380)	(244)	(35)	-	(3,148)
Adjusted operating income	1,917	8,884	1,355	456	(129)	-	12,483
Net income (loss) from equity affiliates and other items	1,439	256	39	(39)	2	-	1,697
Tax on net operating income	(305)	(4,125)	(274)	(145)	85	-	(4,764)
Adjusted net operating income	3,051	5,015	1,120	272	(42)	-	9,416
Net cost of net debt							(363)
Non-controlling interests							(76)
Adjusted net income - TotalEnergies share							8,977

1st quarter 2022	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	1,439	1,971	228	140	9		3,787
Total divestments	1,015	283	27	79	5		1,409
Cash flow from operating activities	315	5,768	1,107	898	(471)		7,617

1st quarter 2021	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	5,502	1,514	19,201	17,513	7	-	43,737
Intersegment sales	811	6,578	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	6,313	8,092	24,317	12,892	36	(13,017)	38,633
Operating expenses	(5,218)	(3,068)	(22,933)	(12,076)	(167)	13,017	(30,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(471)	(2,183)	(391)	(255)	(25)	-	(3,325)
Operating income	624	2,841	993	561	(156)	-	4,863
Net income (loss) from equity affiliates and other items	263	270	88	(34)	(28)	-	559
Tax on net operating income	(101)	(1,180)	(280)	(176)	38	-	(1,699)
Net operating income	786	1,931	801	351	(146)	-	3,723
Net cost of net debt							(311)
Non-controlling interests							(68)
Net income - TotalEnergies share							3,344

1st quarter 2021 (adjustments)(a)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	(35)	-	-	-	-	-	(35)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(35)	-	-	-	-	-	(35)
Operating expenses	(8)	-	745	142	-	-	879
Depreciation, depletion and impairment of tangible assets and mineral interests	(145)	-	-	-	-	-	(145)
Operating income (b)	(188)	-	745	142	-	-	699
Net income (loss) from equity affiliates and other items	(49)	(46)	6	(35)	(40)	-	(164)
Tax on net operating income	38	2	(193)	(40)	2	-	(191)
Net operating income (b)	(199)	(44)	558	67	(38)	-	344
Net cost of net debt							6
Non-controlling interests							(9)
Net income - TotalEnergies share							341

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	746	137	-
- On net operating income	-	-	606	98	-

1st quarter 2021 (adjusted)	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
External sales	5,537	1,514	19,201	17,513	7	-	43,772
Intersegment sales	811	6,578	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	6,348	8,092	24,317	12,892	36	(13,017)	38,668
Operating expenses	(5,210)	(3,068)	(23,678)	(12,218)	(167)	13,017	(31,324)
Depreciation, depletion and impairment of tangible assets and mineral interests	(326)	(2,183)	(391)	(255)	(25)	-	(3,180)
Adjusted operating income	812	2,841	248	419	(156)	-	4,164
Net income (loss) from equity affiliates and other items	312	316	82	1	12	-	723
Tax on net operating income	(139)	(1,182)	(87)	(136)	36	-	(1,508)
Adjusted net operating income	985	1,975	243	284	(108)	-	3,379
Net cost of net debt							(317)
Non-controlling interests							(59)
Adjusted net income - TotalEnergies share							3,003

1st quarter 2021	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,020	1,365	287	138	26		4,836
Total divestments	142	311	116	71	12		652
Cash flow from operating activities	780	3,736	996	665	(579)		5,598

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st quarter 2022			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	68,594	12	68,606
Excise taxes	(4,656)	-	(4,656)
Revenues from sales	63,938	12	63,950

Purchases net of inventory variation	(40,762)	1,114	(39,648)
Other operating expenses	(7,409)	(214)	(7,623)
Exploration costs	(136)	(725)	(861)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,148)	(531)	(3,679)
Other income	121	22	143
Other expense	(269)	(2,021)	(2,290)

Financial interest on debt	(462)	-	(462)
Financial income and expense from cash & cash equivalents	59	155	214
Cost of net debt	(403)	155	(248)

Other financial income	119	84	203
Other financial expense	(135)	-	(135)

Net income (loss) from equity affiliates	1,861	(1,818)	43

Income taxes	(4,724)	(80)	(4,804)
Consolidated net income	9,053	(4,002)	5,051
TotalEnergies share	8,977	(4,033)	4,944
Non-controlling interests	76	31	107

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,772	(35)	43,737
Excise taxes	(5,104)	-	(5,104)
Revenues from sales	38,668	(35)	38,633

Purchases net of inventory variation	(24,289)	891	(23,398)
Other operating expenses	(6,868)	(12)	(6,880)
Exploration costs	(167)	-	(167)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,180)	(145)	(3,325)
Other income	416	(58)	358
Other expense	(192)	(467)	(659)

Financial interest on debt	(466)	-	(466)
Financial income and expense from cash & cash equivalents	87	8	95
Cost of net debt	(379)	8	(371)

Other financial income	109	-	109
Other financial expense	(130)	-	(130)

Net income (loss) from equity affiliates	520	361	881

Income taxes	(1,446)	(193)	(1,639)
Consolidated net income	3,062	350	3,412
TotalEnergies share	3,003	341	3,344
Non-controlling interests	59	9	68

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2022	Inventory valuation effect	-	-	947	308	-	1,255
	Effect of changes in fair value	(88)	-	-	-	-	(88)
	Restructuring charges	(5)	-	-	-	-	(5)
	Asset impairment and provisions charges	-	(1,284)	-	(69)	(9)	(1,362)
	-	-	-	-	-	-	-
	Other items	(12)	-	-	-	(132)	(144)
Total		(105)	(1,284)	947	239	(141)	(344)
1st quarter 2021	Inventory valuation effect	-	-	746	137	-	883
	Effect of changes in fair value	(9)	-	-	-	-	(9)
	Restructuring charges	(9)	-	-	-	-	(9)
	Asset impairment and provisions charges	(145)	-	-	-	-	(145)
	Other items	(25)	-	(1)	5	-	(21)
Total		(188)	-	745	142	-	699

ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

(M$)		Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2022	Inventory valuation effect	-	-	835	205	-	1,040
	Effect of changes in fair value	(80)	-	-	-	-	(80)
	Restructuring charges	(3)	-	-	-	-	(3)
	Asset impairment and provisions charges	(3,948)	(1,032)	-	(72)	(9)	(5,061)
	Gains (losses) on disposals of assets	-	-	-	-	-	-
	Other items	-	14	(32)	-	89	71
Total		(4,031)	(1,018)	803	133	80	(4,033)
-

1st quarter 2021	Inventory valuation effect	-	-	599	90	-	689
	Effect of changes in fair value	(6)	-	-	-	-	(6)
	Restructuring charges	(8)	(41)	(39)	(35)	(38)	(161)
	Asset impairment and provisions charges	(144)	-	-	-	-	(144)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	(35)	3	(9)	4	-	(37)
Total		(193)	(38)	551	59	(38)	341
-

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

(1) Shares to be cancelled	19,179,676
(2) Shares to be allocated as part of performance share grant plans	205,983
including other plans	105,983
including the 2020 plan	100,000
Total Treasury shares (1) + (2)	19,385,659

At its meeting on February 9, 2022, the Board of Directors decided, following the authorization of the Extraordinary Shareholder's Meeting on May 26, 2017, to cancel 30,665,526 treasury shares bought back during 2021.

Dividend

TotalEnergies SE has paid three interim dividends for the fiscal year 2021, each for an amount of €0.66 per share.

The Board of Directors has proposed to the Shareholders’ meeting of May 25, 2022 to pay a dividend of €2.64 per share for the 2021 fiscal year, i.e. a balance of €0.66 per share to be distributed after deduction of those first three interim dividends. The dividend calendar for fiscal year 2021 is as follows:

Dividend 2021	First interim	Second interim	Third interim	Final
Amount	€0.66	€0.66	€0.66	€0.66
Set date	April 28, 2021	July 28, 2021	October 27, 2021	May 25, 2022
Ex-dividend date	September 21, 2021	January 3, 2022	March 22, 2022	June 21, 2022
Payment date	October 1, 2021	January 13, 2022	April 1, 2022	July 1, 2022

The Board of Directors, during its April 27, 2022 meeting, set the first interim dividend for the fiscal year 2022 at €0.69 per share. The ex-dividend date of this interim dividend will be September 21, 2022 and it will be paid in cash on October 3, 2022.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.67 per share for the 1st quarter 2022 (€1.88 per share for the 4th quarter 2021 and €1.03 per share for the 1st quarter 2021). Diluted earnings per share calculated using the same method amounted to €1.65 per share for the 1st quarter 2022 (€1.88 per share for the 4th quarter 2021 and €1.02 per share for the 1st quarter 2021).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

On January 17, 2022, TotalEnergies SE issued perpetual subordinated notes:

-	Perpetual subordinated notes 2.000% callable in April 2027, or in anticipation in January 2027 (€1,000 million); and

-	Perpetual subordinated notes 3.250% callable in January 2037, or in anticipation in July 2036 (€750 million).

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st quarter 2022	1st quarter 2021
Actuarial gains and losses	-	-
Change in fair value of investments in equity instruments	3	12
Tax effect	11	(12)
Currency translation adjustment generated by the parent company	(1,750)	(4,173)
Sub-total items not potentially reclassifiable to profit and loss	(1,736)	(4,173)

Currency translation adjustment	1,012	2,523
- unrealized gain/(loss) of the period	1,012	2,623
- less gain/(loss) included in net income	-	100

Cash flow hedge	(263)	504
- unrealized gain/(loss) of the period	(151)	441
- less gain/(loss) included in net income	112	(63)

Variation of foreign currency basis spread	49	-
- unrealized gain/(loss) of the period	60	(14)
- less gain/(loss) included in net income	11	(14)

Share of other comprehensive income of equity affiliates, net amount	(84)	469
- unrealized gain/(loss) of the period	(97)	467
- less gain/(loss) included in net income	(13)	(2)

Other	-	1

Tax effect	53	(157)
Sub-total items potentially reclassifiable to profit and loss	767	3,340
Total other comprehensive income (net amount)	(969)	(833)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2022			1st quarter 2021
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	-	-	-	-	-	-
Change in fair value of investments in equity instruments	3	11	14	12	(12)	-
Currency translation adjustment generated by the parent company	(1,750)	-	(1,750)	(4,173)	-	(4,173)
Sub-total items not potentially reclassifiable to profit and loss	(1,747)	11	(1,736)	(4,161)	(12)	(4,173)
Currency translation adjustment	1,012	-	1,012	2,523	-	2,523
Cash flow hedge	(263)	66	(197)	504	(157)	347
Variation of foreign currency basis spread	49	(13)	36	-	-	-
Share of other comprehensive income of equity affiliates, net amount	(84)	-	(84)	469	-	469
Other	-	-	-	1	-	1
Sub-total items potentially reclassifiable to profit and loss	714	53	767	3,497	(157)	3,340
Total other comprehensive income	(1,033)	64	(969)	(664)	(169)	(833)

5) Financial debt

The Company has not issued any new senior bond during the first three months of 2022.

The Company reimbursed two senior bonds during the first three months of 2022:

-	Bond 2.875% issued by TotalEnergies Capital International in 2012 and maturing in February 2022 ($1,000 million)

-	Bond 1.125% issued by TotalEnergies Capital Canada in 2014 and maturing in March 2022 (€1,000 million).

On March 4, 2022, the Company put in place a committed syndicated credit line with banks for an amount of $8,000 million and with a 12-month tenor (with the option to extend its maturity twice by a further 6 months at TotalEnergies SE’ hand).

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first three months of 2022.

The impact of the Russian-Ukrainian conflict on transactions with related parties in Russia is described in paragraph 7 Other risks and commitments.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Russian-Ukrainian conflict

Since the month of February 2022, Russia's invasion of Ukraine led European and American authorities to adopt several sets of sanctions measures targeting Russian and Belarusian persons and entities, as well as the financial sector.

TotalEnergies holds investments in this country in major LNG projects (Yamal LNG and Arctic LNG 2) both directly and through its holding in the company PAO Novatek, whose production and sale of LNG are not materially impacted by the sanctions adopted as of the date hereof.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities could be required to take, the activities of TotalEnergies in Russia could be affected in the future.

TotalEnergies announced on March 1, 2022, that it condemned Russia's military aggression against Ukraine, supported the scope and strength of the sanctions that will be implemented by the Company regardless of the consequences on its asset management.

On March 22, 2022, TotalEnergies announced that, given the uncertainty created by the technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE had decided to no longer book proved reserves for the Arctic LNG 2 project.

Since then, on April 8, new sanctions have effectively been adopted by the European authorities, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefitting a Russian company. It appears that these new prohibitions constitute additional risks on the execution of the Arctic LNG 2 project.

As a result, TotalEnergies has decided to record, in its accounts as of March 31, 2022, an impairment of $4,095 million, concerning notably Arctic LNG 2.

8) Subsequent events

There are no other post-balance sheet events that could have a material impact on the Company’s financial statements.